

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 19, 2011

Mr. Dennis M. Seremet
Chief Financial Officer
NVR, Inc.
11700 Plaza America Drive, Suite 500
Reston, Virginia 20190

> **Re: Form 10-K for the Year Ended December 31, 2010**
> **Form 10-Q for the Period Ended March 31, 2011**
> **File No. 1-12378**

Dear Mr. Seremet:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2010</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

MD&A

Results of Operations for the Years Ended December 31, 2010, 2009 and 2008
Homebuilding Operations, page 18

2. To the extent that homes sold include inventory for which you recognized valuation adjustments in prior periods and the corresponding revenues recognized exceeded your estimates when determining such valuation adjustments, please provide investors with a discussion and analysis regarding the favorable impact to gross profit. Please refer to Items 303(A)(3)(i) and (ii) of Regulation S-K for guidance.

Homebuilding Inventory, page 23

3. Please disclose why the total amount of sold inventory would not equal the lots and housing units, covered under sales agreements with customers balance sheet line item. In a similar manner, please disclose why the total amount of unsold lots and housing units inventory would not equal the unsold lots and housing units balance sheet line item.

Mortgage Banking Segment

Mortgage Banking – Other, page 31

4. Mortgage loans held for sale increased from $40.1 million at December 31, 2009 to $177.2 million at December 31, 2010. Your disclosures indicate that this was partially due to a change in April 2010 in the method by which you deliver loans into your sale distribution channels. While loans are still typically sold to investors within 30 days of settlement, the change has resulted in loans remaining in inventory for a longer period of time than under your previous loan sale channels. Please disclose the nature of the change in methods as well as the impact of the change on your rights and obligations related to these loans. Please also discuss any additional risks, if any, associated with the new method, including additional risks regarding your ability to sell these loans.

Cash Flows, page 33

5. It appears that your cash flows from operations were negatively impacted by your mortgage activity. In this regard, we note that in 2008 and 2009 your proceeds from sales of mortgage loans exceeded your cash outflows related to the mortgage loans closed. In 2010, your cash outflows related to mortgage loans closed exceeded your proceeds from sales of mortgage loans. We assume that this negative impact to your cash flows from operations was related to the change in the method by which you

deliver loans into your sale distribution channels. Please clarify whether you expect
this negative cash flow trend to continue.

Contractual Obligations, page 36

6. Please revise your table of contractual cash obligations to include estimated interest
payments on your debt. These payments should be separately presented. Please also
disclose any assumptions made to derive these amounts.

Critical Accounting Policies, page 36

Land under Development, page 37

7. We note that if indicators of impairment are present for a community, you perform an
analysis to determine if the undiscounted cash flows estimated to be generated by
those assets are less than their carrying amount. Please disclose the number of
communities you identified as having indicators of impairment and quantify the
aggregate carrying values of these communities as of the date you performed your
impairment analysis. This information will help readers understand the materiality of
communities which may be more at risk for impairment.

Financial Statements

Notes to the Financial Statements

Note 10. Commitments and Contingent Liabilities, page 79

8. For all of the matters disclosed, you are unable to determine the likelihood of an
unfavorable outcome. Please help us better understand for each matter why you are
not able to determine the likelihood that you will incur a loss. You should
specifically address the length of time that has passed as it relates to the sales and
marketing matter for which lawsuits were filed in 2004 and 2007. If you do
determine that there is at least a reasonable possibility that a loss may have been
incurred, you should disclose this and also the amount of that loss or range of possible
loss or state that such a loss cannot be estimated. Refer to ASC 450-20-50. To the
extent you are not able to estimate the reasonably possible loss, please provide us
with a specific and comprehensive discussion as to why you cannot make an estimate
and what procedures are in place on quarterly basis to attempt to determine such an
estimate.

9. You indicate that that you do not expect that RCCOB matter will have a material
adverse effect on your financial position. Please expand your disclosure to assess the
potential for a material adverse effect on your results of operations and liquidity.

<u>Form 10-Q for the Period Ended March 31, 2011</u>

<u>General</u>

10. Please address the above comments in your interim filings as well, as applicable.

<u>Notes to the Financial Statements</u>

<u>Note 12. Commitments and Contingent Liabilities, page 16</u>

11. We note your discussion of several contingent liabilities in your Form 10-K for the year ended December 31, 2010 that have not been discussed in your Form 10-Q. With reference to Rule 10-01(a)(5), address the need to continue to disclose such matters even though a significant change since your year-end may not have occurred.

<u>MD&A, page 18</u>

<u>General</u>

12. The home sales environment in the first quarter of 2011 was characterized by reduced demand for new homes, as nationwide new home sales in the first quarter of 2011 declined to near a 50 year low. The homebuilding market continued to be negatively impacted by a sluggish economy, high unemployment and a tight mortgage lending environment. In addition to the pressures on demand, new home sales have been negatively impacted by further declines in existing home prices. As a result, you continue to face sales and pricing pressures in many of your markets. You discuss the impact of the home sales environment on new orders and cancellations. Given that you expect to continue to experience pressure on sales and selling prices over at least the next several quarters in all of your markets, please also disclose your consideration of the home sales environment in regards to whether additional impairment charges need to be recorded on your homebuilding inventory, land under development, and contract land deposits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief